Exhibit 12.1
Ratio of Earnings to Fixed Charges (unaudited) (in thousands)

		Successor		Predecessor
			January 13	January 1
	Year Ended	Year Ended	through	through	Year Ended	Year Ended
	December 31,	December 31,	December 31,	January 12,	December 31,	December 31,
	2013	2012	2011	2011	2010	2009
Net (loss) income	$(40,295)	$(195)	$(19,669)	$(30,767)	$92,619	$65,677
(Benefit from) provision for income taxes	(4,328)	(7,889)	(16,926)	(13,664)	52,728	40,465
(Loss) income before (benefit from) provision for income taxes	(44,623)	(8,084)	(36,595)	(44,431)	145,347	106,142
Fixed charges:
Interest expense	113,079	94,298	105,549	803	25,422	27,163
Amortization of deferred debt issuance costs and original issue discount	12,577	14,406	7,447	56	1,715	1,727
Estimated interest factor on operating leases	1,854	1,992	1,936	75	1,746	1,404
Total fixed charges	127,510	110,696	114,932	934	28,883	30,294
Earnings:
(Loss) income from continuing operations before income taxes	(44,623)	(8,084)	(36,595)	(44,431)	145,347	106,142
Fixed charges	127,510	110,696	114,932	934	28,883	30,294
Total earnings	$82,887	$102,612	$78,337	$(43,497)	$174,230	$136,436
Ratio of earnings to fixed charges	— (1)	— (1)	— (1)	— (1)	6.03	4.50

(1)
Earnings consist of (loss) income from continuing operations before income taxes. Fixed charges consist of interest on borrowings, amortization of deferred debt issuance costs and original issue discount and an estimated interest factor on operating leases. For the years ended December 31, 2013 and 2012, earnings were insufficient to cover fixed charges by $44,623 and $8,084, respectively. For the periods from January 13, 2011 through December 31, 2011 and January 1, 2011 through January 12, 2011, earnings were insufficient to cover fixed charges by $36,595 and $44,431, respectively.